UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-27307

(Check One)

[X] Form 10-K

For period ended December 31, 2008

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

Full name of registrant

2634 Durham-Chapel Hill Boulevard
Address of principal executive office (Street and number)

Durham, North Carolina 27707
City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be
& filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant filed its annual report for the period ending December 31,  2007, on Form 10-KSB. Effective March 15, 2009, Form 10-KSB was replaced by Form 10-K, as part of the Smaller Reporting Company Regulatory Relief and Simplification Rules. Due to the revised reporting requirements for the period ending December 31, 2008, and certain reporting enhancements and reclassifications, the registrant's accounting staff was not able to complete the required financial information and deliver it to the registrant's independent public accountant for the necessary reviews in time to meet the filing deadline. Accordingly, the registrant is unable to file its Form 10-K within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Lyn Hittle                        (919)                     687-7800
                 (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following explanation of the anticipated change is based on preliminary, unaudited financial data which is subject to revision.

Net income for the year ended December 31, 2008 decreased slightly from the net income for the year ended December 31, 2007.  In the year ended December 31, 2008, net income included an extraordinary gain of $1.7 million from the acquisition (the “Acquisition”) on March 28, 2008 of Mutual Community Savings Bank, Inc., SSB.

Total assets increased $49.4 million during the year ended December 31, 2008 from the total assets as of December 31, 2007, in part due to the Acquisition, and in part due to organic loan growth.  Total loans increased a net of $62.3 million, total deposits increased a net of $44.5 million, and stockholders’ equity increased $2.2 million during the year ended December 31, 2008 from the respective December 31, 2007 levels.

The following shows the unaudited summary financial data as of and for the years ended December 31, 2008, 2007, and 2006.

	As of and for the Years Ended December 31,
(Dollars in thousands)	2008	2007	2006
Selected Balance Sheet Data
Cash and due from banks	$13,776	$18,172	$37,460
Securities	32,503	43,612	53,229
Gross loans	208,411	146,080	161,514
Allowance for loan losses	(2,962)	(1,897)	(2,501)
Total Assets	271,618	222,218	268,008
Deposits	216,567	172,053	223,829
Borrowings	25,046	24,004	17,816
Shareholders' equity	24,319	22,160	21,762

(Dollars in thousands)
Summary of Operations
Interest income	14,651	15,288	15,460
Interest expense	4,503	6,378	5,689
Net interest income	10,148	8,910	9,771
Provision (credit) for loan losses	823	(299)	(49)
Net interest income after provision for loan losses	9,325	9,209	9,820
Noninterest income	2,366	2,571	2,582
Noninterest expense	13,327	10,708	10,190
Pre-tax net (loss) income before extraordinary gain	(1,636))	1,072	2,212
Income tax (benefit) expense before extraordinary gain	(825)	145	426
Extraordinary gain	1,712	-	-
Net income	901	927	1,786

	For the Years Ended December 31,
	2008	2007	2006
Per Share Data
Before extraordinary gain:
Net (loss) income-basic and diluted	$(0.42)	$0.55	$1.06
After extraordinary gain:
Net income-basic and diluted	$0.46	$0.55	$1.06 basic, $1.05 diluted
Dividends	0.20	0.20	0.20
Book value per share	11.97	13.15	12.91
Average common shares outstanding	1,948,220	1,685,646	1,685,646

Selected Ratios
Before extraordinary gain:
(Loss) return on average assets	(0.32)%	0.38%	0.72%
(Loss) return on average shareholders' equity	(3.24)	4.25	8.44
After extraordinary gain:
Return on average assets	0.35%	0.38%	0.72%
Return on average shareholders' equity	3.59	4.25	8.44

Dividend payout ratio	43.48%	36.36%	18.87%
Average shareholders' equity to average total assets	9.77	8.85	8.57
Net interest margin (1)	4.44	4.08	4.54

(1) on a tax equivalent basis

M&F BANCORP, INC.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009                                                       By: /s/ LYN HITTLE

                     Lyn Hittle
                                           Chief Financial Officer